Exhibit 99.1

Albemarle Corporation and Subsidiaries

FIVE-YEAR SUMMARY

(In Thousands, Except for Per share Amounts and Footnote Data)

Year Ended December 31	2007	2006	2005	2004	2003
Results of Operations
Net sales	$2,336,187	$2,368,506	$2,107,499	$1,513,737	$1,110,237
Costs and expenses	2,026,300	2,191,022	1,943,603	1,411,656	1,017,413

Operating profit	309,887	177,484	163,896	102,081	92,824
Interest and financing expenses	(38,332)	(43,964)	(41,971)	(17,350)	(5,376)
Other income (expenses), net(a)	6,264	(134)	1,513	(12,193)	3,995

Income before income taxes, minority interests, equity in net income (losses) of unconsolidated investments and the cumulative effect of a change in accounting principle, net	277,819	133,386	123,438	72,538	91,443
Income tax expense	55,078	2,192	27,593	17,005	13,890

Income before minority interests, equity in net income (losses) of unconsolidated investments and cumulative effect of a change in accounting principle, net	222,741	131,194	95,845	55,533	77,553
Minority interests in income of consolidated subsidiaries (net of tax)	(17,632)	(13,258)	(7,469)	(5,101)	(2,564)
Equity in net income (losses) of unconsolidated investments (net of tax)	24,581	25,033	26,491	4,407	(824)

Income before cumulative effect of a change in accounting principle, net	229,690	142,969	114,867	54,839	74,165
Cumulative effect of a change in accounting principle, net(b)	—	—	—	—	(2,220)

Net income	$229,690	$142,969	$114,867	$54,839	$71,945

Financial Position and Other Data
Total assets	$2,830,450	$2,530,368	$2,555,618	$2,442,745	$1,387,291
Operations:
Working capital	$650,521	$477,905	$451,746	$373,664	$271,298
Current ratio	2.61 to 1	1.99 to 1	2.07 to 1	2.00 to 1	2.29 to 1
Depreciation and amortization	$106,855	$112,950	$117,435	$97,268	$84,014
Capital expenditures	$98,740	$99,847	$70,080	$57,652	$41,058
Investments in joint ventures	$—	$96	$2,500	$9,913	$11,102
Acquisitions, net of cash acquired	$17,929	$25,970	$7,473	$785,247	$117,767
Research and development expenses	$62,691	$46,299	$41,675	$31,273	$18,411
Gross profit as a % of net sales	26.6	23.3	20.1	19.7	21.5
Total long-term debt	$723,938	$732,590	$833,453	$944,631	$228,579
Equity(c)	$1,278,305	$1,028,098	$930,275	$711,375	$636,221
Total long-term debt as a % of total capitalization	36.2	41.6	47.3	57.0	26.4
Net debt as a % of total capitalization(d)	30.1	34.7	44.0	56.8	25.8
Common Stock
Basic earnings per share(b)	$2.41	$1.51	$1.24	$0.66	$0.87
Shares used to compute basic earnings per share(c)	95,254	94,624	92,696	83,134	82,511
Diluted earnings per share(b)	$2.36	$1.47	$1.20	$0.64	$0.85
Shares used to compute diluted earnings per share(c)	97,216	97,136	95,495	85,054	84,291
Cash dividends declared per share	$0.42	$0.345	$0.31	$0.2925	$0.2825
Shareholders’ equity per share(c)	$13.49	$10.84	$9.95	$8.49	$7.73
Return on average shareholders’ equity	19.9%	14.6%	14.0%	8.1%	11.9%

Footnotes:

(a)

Other income (expenses), net for 2004 includes foreign exchange hedging charges totaling $12.8 million ($8.2 million after income taxes) associated with contracts we entered into to hedge the euro-denominated purchase price for the July 31, 2004 acquisition of the refinery catalysts business from Akzo Nobel N.V.

(b)

On January 1, 2003, we implemented SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

(c)	Shareholders’ equity includes the purchase of common shares amounting to: 2007—2,369,810; 2006—1,130,890; 2005—0; 2004—55,138 and 2003—1,387,588.
(d)

We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.